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18001051

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SEC Mail Processing Received

FEB 15 2018

WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORNERSTONE CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 METRO PLACE SOUTH, SUITE 720
(No. and Street)

DUBLIN	OH	43017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Van Winkle (614) 761-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER DOWNS & CO., INC.
(Name – *if individual, state last, first, middle name*)

65 E STATE STREET, SUITE 2000	COLUMBUS	OH	43215
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2018 FEB 15 PM 12:16 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM RMS

OATH OR AFFIRMATION

I, MICHAEL B. VAN WINKLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORNERSTONE CAPITAL CORPORATION, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

NOTARIAL SEAL
DEBORAH S. LEPPERT
NOTARY PUBLIC - OHIO
MY COMMISSION EXPIRES 4/11/22
STATE OF OHIO

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE CAPITAL CORPORATION
Dublin, Ohio

Financial Statements
and
Supplementary Financial Information
As of and For the Year Ended December 31, 2017

and Report of Independent Registered Public Accounting Firm

CONTENTS

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Cornerstone Capital Corporation
Dublin, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cornerstone Capital Corporation (the Company), a whollyowned subsidiary of Cornerstone International, Inc., as of December 31, 2017, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

Supplementary Information

The accompanying supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplemental information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schneider Downs & Co., Inc.

We have served as the Company's auditor since 2010.

Columbus, Ohio
February 14, 2018

CORNERSTONE CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	222,742
Receivables from related parties		2,340,337
Prepaid taxes		4,016
Furniture and equipment, net		64
Deferred income taxes		4,502
	$	2,571,661

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	20,000
Stockholder's Equity:		
Common stock, no par value, 850 shares authorized; 1 share issued and outstanding		-
Additional paid-in capital		2,562,781
Accumulated deficit		(11,120)
		2,551,661
	$	2,571,661

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
FEE AND OTHER REVENUE:		
Remarketing fees	$	1,657
Administrative fees		24,000
		25,657
EXPENSES:		
Marketing		3,656
Occupancy		5,451
General and administrative		27,285
		36,392
Loss Before Income Taxes		(10,735)
Income Tax Benefit		(917)
Net Loss	$	(9,818)

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
As of December 31, 2016	$ -	$ 2,886,817	$ (1,302)	$ 2,885,515
Net Loss	-	-	(9,818)	(9,818)
Dividends paid	-	(324,036)	-	(324,036)
As of December 31, 2017	$ -	$ 2,562,781	$ (11,120)	$ 2,551,661

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(9,818)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation		516
Deferred income taxes		3,098
Net changes in operating assets and liabilities:		
Other receivables and prepaid taxes		(1,998)
Accounts payable and accrued expenses		(1,763)
Net Cash Used in Operating Activities		(9,965)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net change in receivables from related parties		(18,549)
Net Cash Used in Investing Activities		(18,549)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(324,036)
Net Cash Used in Financing Activities		(324,036)
Net Decrease in Cash And Cash Equivalents		(352,550)
CASH AND CASH EQUIVALENTS		
Beginning of year		575,292
End of year	$	222,742

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 - ORGANIZATION AND PURPOSE

Cornerstone Capital Corporation (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financing services through credit tenant leases, floating rate notes and other programs throughout the United States of America. The Company was incorporated in the State of Ohio on December 23, 1998 and commenced operations on January 1, 1999. The Company is a wholly-owned subsidiary of Cornerstone International, Inc. ("CII").

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, the Company does not operate as a clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Basis of Presentation - The accompanying financial statements include the accounts of the Company. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Change of Accounting Principle - On October 31, 2016, CII, the Company's direct parent, underwent a change of control in its ownership, and as a result, the assets and liabilities of CII and its consolidated subsidiaries were adjusted to their estimated fair values. During the year ended December 31, 2017, the Company elected to apply the pushdown accounting option, and adjusted its financial statements to reflect CII's new accounting basis. In conjunction with the application of pushdown accounting, it was determined that the carrying value of all of the Company's assets and liabilities approximated their fair value. As a result, no adjustments were made to the carrying value of the Company's assets or liabilities. The only effect that the application of pushdown accounting had on the Company's financial statements was the reclassification of $2,540,828 of Retained earnings to Additional paid-in capital as of December 31, 2016. No amounts of goodwill were recorded in conjunction with the application of pushdown accounting, and there was no effect on the Company's Statement of Operations.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid investments with an initial term of three months or less to be cash equivalents. The Company's cash is maintained in one banking institution, which at times may exceed Federal Deposit Insurance Corporation (FDIC) guarantee limits. The Company monitors this risk and has not experienced any losses in such accounts.

Accounts Receivable - Accounts receivable are recorded when fees are recognized in accordance with the specific fee agreement and the Company's revenue recognition policy and are presented in the statement of financial condition net of any allowance for doubtful accounts. Accounts receivable are written-off when they are determined

to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. No allowance for doubtful accounts was deemed necessary as of December 31, 2017.

Revenue Recognition - The Company receives remarketing fees for providing financing services. Such fees received, net of pass-through items, are recognized as income at the time financing is complete and payment is substantially determinable. In addition, advisory and administrative fees are received for providing personnel and management services and are earned in accordance with the individual signed agreement.

Securities Transactions - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Debt and equity securities owned are classified as trading securities and are stated at fair value. Securities not readily marketable are valued at fair value as determined by management. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and fair value is included in income. The Company determines fair value by using public market quotations, quoted prices from dealers or recent market transactions, and industry acceptable valuation methods such as discounted cash flow analysis depending upon the underlying security.

Furniture and Equipment - Furniture and equipment is stated at cost less accumulated depreciation of $105,496 as of December 31, 2017, and is depreciated using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes - The Company is included in the consolidated federal income tax return filed by CII. Federal income taxes are calculated as if the Company filed on a separate return basis. Amounts included in accrued income tax for federal tax liabilities are combined with the other entities included in the consolidated group and paid with the consolidated federal tax return. The Company accounts for income taxes in accordance with the liability method whereby deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities. The resulting deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accounting for uncertainty in income taxes requires financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. As of December 31, 2017, the Company did not have any unrecognized tax benefits. When necessary, the Company accrues penalties and interest related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by the federal taxing authority for years prior to 2014.

Subsequent Events - Management has evaluated subsequent events through February 14, 2018, the date on which the financial statements were available to be issued. Subsequent events are defined as events or transactions that occur after the statement of financial condition date, but before the financial statements are issued or are available to be issued.

NOTE 3 – RELATED-PARTY TRANSACTIONS

The Company provides administrative services and oversight to BOSCO III, an entity 50% owned by Cornerstone Capital Partners Corporation ("CCPC"). During the year ended December 31, 2017, the Company recognized $24,000 of revenue in accordance with this administrative services agreement.

The Company has receivables from two related entities. The receivables are due on demand and totaled $2,340,337 as of December 31, 2017. Amounts receivable from related parties as of December 31, 2017 consisted of the following:

	2017
CCPC	$ 2,221,882
CII	118,455
Total	$ 2,340,337

NOTE 4 - INCOME TAXES

The income tax benefit for the year ended December 31, 2017 consisted of the following:

		2017
Federal:		
Current	$	(4,041)
Deferred		3,159
		(882)
State and local:		
Current/Deferred		(35)
Total Income Tax Benefit	$	(917)

Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2017 are as follows:

		2017
Deferred tax assets (liabilities):		
Accrued expenses	$	4,516
Furniture and equipment		(14)
Net Deferred Tax Assets	$	4,502

The Company's effective rate for 2017 differed from statutory rates due to timing of the deductibility of certain expenses for tax purposes. Additionally, on December 22, 2017, the Tax Cuts and Jobs Act was passed, which reduced the corporate income tax rate from 35% to 21%, effective January 1, 2018. As a result, the Company was required to recognize additional income tax expense related to the reduction of the Company's deferred tax assets. The Company's effective tax rate for the year ended December 31, 2017 was 8.5%.

NOTE 5 - LEASE OBLIGATIONS

The Company is party to a lease for office space with an average monthly base rent of $3,303. In 2017 the lease terms were amended and the lease was extended to February 28, 2023. Rent expense including CAM for the year ended December 31, 2017 was $5,451, net of amounts allocated to CCPC. In 2014, the Company began allocating a portion of this rent expense to CCPC based on estimated usage. The minimum lease payments due for base rent in accordance with the lease agreement are as follows:

Years ending December 31:	Amount
2018	$ 31,845
2019	38,851
2020	39,615
2021	40,408
2022	40,542
2023 and thereafter	6,890
	$ 198,151

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 150%. The Company considers its required net capital to be the greater amount of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2017, the Company had net capital of $202,742, which was $197,742 in excess of required net capital. As of December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 9.9%.

Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

Additionally, during the year ended December 31, 2017, dividends of $324,036 were distributed to CII.

NOTE 7 - RETIREMENT PLAN

The Company maintains a retirement plan under Section 401(k) of the Internal Revenue Code (IRC) covering all employees who met certain eligibility requirements. Under the plan, employees may elect to contribute up to the maximum allowable under the IRC. The plan requires the Company to make a Safe Harbor Non-elective Contribution to the account of each eligible participant in the amount of 3% of the employee's compensation for the plan year. In addition, the Company may make matching contributions equal to a discretionary percentage of the participant's elective deferrals. The plan also allows discretionary employer profit sharing contributions. Employer contributions for the year ended December 31, 2017 was $0.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CORNERSTONE CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2017

NET CAPITAL		
Total stockholder's equity	$	2,551,661
Deductions and other charges:		
Receivables from related parties and affiliates		2,340,337
Furniture and equipment, net		64
Prepaid taxes		4,016
Deferred income taxes		4,502
		2,348,919
Net Capital	$	202,742
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	20,000
Aggregate Indebtedness	$	20,000
Ratio: Aggregate Indebtedness To Net Capital		9.9%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	5,000
Net Capital		202,742
Excess Net Capital	$	197,742
Excess Net Capital At 1,000%	$	196,742
RECONCILIATION WITH THE COMPANY'S COMPUTATION		
Net capital, as reported in the Company's unaudited FOCUS report, as amended	$	202,742
Net Capital, Per Above Computation	$	202,742

CORNERSTONE CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2017

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	-
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	-
A. Number of items	None

CORNERSTONE CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2017

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	-
Customers' securities failed to receive	-
Credit balances in firm accounts, which are attributable to principal sales to customers	-
Other	-
Total Credit Items	-
DEBIT BALANCES	
Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	-
Total Debit Items	-
RESERVE COMPUTATION	
Excess of total debits over total credits	-
Required deposits	-
Total cash or qualified securities held in a "Special Reserve Bank Account" at December 31, 2017	-

Note: The above computation does not differ materially from the computation for determination of reserve requirements under Rule 15c3-3 included in the amended FOCUS Report filed by the Company dated December 31, 2017.

[This Page Intentionally Left Blank]

CORNERSTONE
CAPITAL

BROKER DEALER ANNUAL EXEMPTION REPORT
for
Cornerstone Capital Corporation
655 Metro Place South, Suite 720
Dublin, Ohio 43017

FINRA broker-dealer # **46903** SEC File Number **8-51581**

For the period January 1, 2017 through December 31, 2017

Cornerstone Capital Corporation claims an exemption with the Securities and Exchange Commission (the "SEC") from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

1. Cornerstone Capital Corporation does not hold, solicit, manage or acquire customer securities accounts and has not since its inception in 1998. Cornerstone Capital Corporation does not solicit, manage, trade, or clear customer securities or customer moneys and has not since its inception in 1998. Cornerstone Capital Corporation engages in the securities business through private placements of securities with qualified institutional investors such as life insurance companies, money market funds and banks.

2. Cornerstone Capital Corporation does not claim exemption from SEC Rule 15c3-3 in any of its filings with FINRA. Rule 15c3-3 generally requires protection of customers and customer securities, and the Rule provides specific exemptions in its section (k). The exemptions provided do not specifically cover Cornerstone Capital Corporation's business activities:

    a. Cornerstone Capital Corporation's broker/dealer transactions are not limited to the securities of registered investment companies so it cannot use the exemption to Rule 15c3-3 available in (k)(1)(i) and (k)(1)(ii).
    b. Cornerstone Capital Corporation places securities directly with institutional investors and does not effectuate transactions through bank accounts designated as "Special Account for the Exclusive Benefit of Customers of Cornerstone Capital Corporation" so it cannot use the exemption to Rule 15c3-3 available in (k)(2)(i).
    c. Cornerstone Capital Corporation does not clear through a clearing broker dealer so it cannot use the exemption to Rule 15c3-3 available in (k)(2)(ii).
    d. Cornerstone Capital Corporation has not made a written application to the SEC and thus has not been granted a formal exemption so it cannot use the exemption to Rule 15c3-3 available in (k)(3).

3. Rule 15c3-3 provides for the protection of customers and customer securities. Because Cornerstone Capital Corporation does not hold customer accounts and does not hold customer securities or funds, it is claiming a general exemption from Rule 15c3-3 with the SEC. This stance is supported by the question on the SEC website and Footnote 74 of the SEC adopting release for Rule 17a-5:

> *"There may be circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions [for Rule 15c3-3] listed under Item 24 of Part IIa [of the FOCUS Report]. Even though there is not a box to check on the FOCUS Report, these broker-dealers should file an exemption report and related accountant's report."*

Cornerstone Capital Corporation met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception. The above information is provided to the best knowledge and belief of Cornerstone Capital Corporation.

By: ______________________

Michael B. Van Winkle
Chief Financial Officer
Cornerstone Capital Corporation

Date: 02-14-18

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Cornerstone Capital Corporation
Dublin, Ohio

We have reviewed management's statements, included in the accompanying Broker Dealer Annual Exemption Report, in which (1) Cornerstone Capital Corporation (the Company) identified the exemption provisions in Rule 17a-5 under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 17a-5 and Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 14, 2018

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

CORNERSTONE CAPITAL

February 14, 2018

re: filing of annual audited reports of Cornerstone Capital Corporation
FINRA broker / dealer #46903, SEC File number 8-51581

Dear Sir or Madam:

In accord with SEC Rule 17a-5 "Reports to Be Made by Certain Brokers and Dealers", Cornerstone Capital Corporation is filing its audited financial statements for the year ended December 31, 2017. This filing is being made to the following addresses:

SEC Washington (2 copies) Securities and Exchange Commission Division of Trading and Markets Mail Stop 7010 100 F Street, NE Washington, DC 20549	**SEC - Chicago (1 copy via FedEx)** Securities and Exchange Commission Attention: Broker / Dealer Audited Reports 175 West Jackson Blvd, Suite 1450 Chicago, IL 60604
FINRA – Washington Electronic filing via FINRA Firm Gateway	**FINRA Chicago District** Electronic filing via FINRA Firm Gateway

Enclosures:
(a) Audited Financial Statements and Report for Cornerstone Capital FYE 12.31.2017
(b) Rule 17a-5 Exemption Report regarding Rule 15c3-3 for 2017

If you have any questions please call me at 614-761-2900. Thank you.

Michael B. Van Winkle
Cornerstone Capital Corporation
Telephone (614) 761-2900
Email bvanwinkle@cornerstonecapitalcorp.com